Exhibit 21.1

Subsidiaries of the Ubiquiti Networks, Inc.

Ubiquiti Networks International Limited

Hong Kong

UAB “Devint”

Republic of Lithuania

Ubiquiti Networks (India) Private Limited

Republic of India